Exhibit 99.1

TAL Education Group Provides Update on Status under Holding Foreign Companies Accountable Act

BEIJING, June 28, 2022 /PRNewswire/ -- TAL Education Group (the "Company") (NYSE: TAL), a smart learning solutions provider in China, today updates its status under the Holding Foreign Companies Accountable Act (the "HFCAA"). The Company was provisionally named by the United States Securities and Exchange Commission (the "SEC") as a Commission-Identified Issuer on June 24, 2022, U.S. Eastern Time, following the Company's filing of the annual report on Form 20-F for the fiscal year ended February 28, 2022 with the SEC on June 14, 2022.

The Company understands that the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder, and this indicates that the SEC determines that the Company used an auditor whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the "PCAOB") to issue the audit opinion for its financial statements for the fiscal year ended February 28, 2022.

In accordance with the HFCAA, the SEC shall prohibit a company's shares or American depositary shares ("ADSs") from being traded on a national stock exchange or in the over-the-counter trading market in the United States if the company has been identified by the SEC for three consecutive years due to PCAOB's inability to inspect the auditor's working paper.

The Company has been actively monitoring market developments and evaluating all strategic options to protect the interest of its stakeholders. The Company will continue to comply with applicable laws and regulations in both China and the United States, and strive to maintain its listing status on the New York Stock Exchange.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym "TAL" stands for "Tomorrow Advancing Life", which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning services to students from pre-school to the twelfth grade primarily through three flexible class formats: small classes, personalized premium services, and online courses. Our learning services mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol "TAL".

For investor and media inquiries, please contact:

In China:

Jackson Ding
Investor Relations
TAL Education Group
Tel: +86 10 5292 6669-8809
Email: ir@tal.com

The Piacente Group, Inc.
Helen Wu
Tel: +86-10-6508-0677
Email: TAL@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Phone: +1-212-481-2050
Email: TAL@thepiacentegroup.com